Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential Investment Portfolios, Inc.:

We consent to the use of our reports, dated November 28, 2017, with respect to the financial statements and financial highlights of Prudential Balanced Fund, Prudential Jennison Growth Fund, Prudential Jennison Equity Opportunity Fund, Prudential Conservative Allocation Fund, Prudential Moderate Allocation Fund, and Prudential Growth Allocation Fund, each a series of Prudential Investment Portfolios, Inc., as of September 30, 2017, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

November 28, 2017